

Mail Stop 7010

July 17, 2008

<u>via U.S. mail</u>

Richard E. Chandler, Jr.
Senior Vice President, General Counsel and Corporate Secretary
Smith International, Inc.
16740 East Hardy Road
Houston, Texas 77032

> **Re:** **Smith International, Inc.**
> **Form S-4**
> **Filed June 24 2008 and amended June 25, 2008**
> **File No. 333-151897**
>
> **Form 10-K**
> **Filed February 29, 2008**
> **File No. 1-08514**
>
> **Schedule 14A**
> **Filed April 11, 2008**
> **File No. 1-08514**

Dear Mr. Chandler:

    We have reviewed your filings and have the following comments in addition to those comments in our letter dated July 11, 2008. Please note that we are processing your response letter submitted after close of business on July 16, 2008, and we may have additional follow up comments with regard to those responses. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note in testimony on April 30, 2007 to the Senate Committee on Commerce, Science and Transportation, Mr. Victor D. Comras mentioned your company as having operations in Iran. We also note the disclosure in your Form 10-K for the fiscal year ended December 31, 2007, that your company has substantial sales to the geographical regions "Europe/Africa" and to "Middle East/Asia." Your 10-K does not indicate specifically whether you sell to persons in Iran, Syria or Sudan, countries identified as state sponsors of terrorism by the U.S. Department of State and subject to U.S. economic sanctions and export controls. Please describe for us any past, current, and anticipated operations in, or other contacts with, Iran, Syria or Sudan, if any. Your response should include descriptions of contacts through subsidiaries, joint ventures or distributors, or other indirect arrangements. Describe in reasonable detail the nature and scope of any products, technologies, equipment, components, and services you have provided in each of the three countries, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of any of the three countries.

2.   Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that various state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investments in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of investor sentiment directed toward companies that have business contacts with countries identified as state sponsors of terrorism.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sandy Eisen at (202) 551-3864 or Chris White at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact John Madison at (202) 551-3296 or Timothy Levenberg at (202) 551-3703 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: S. Eisen
     C. White
     J. Madison

     Via facsimile
     David Shapiro
     (212) 403-2000